Shareholder meeting

The fund held its Annual Meeting of Shareholders on February 3, 2016. The following proposal was considered by the shareholders:

Proposal: To elect (1) Trustee (James R. Boyle) to serve for a 1-year term ending at the 2017 Annual Meeting of Shareholders and to elect four (4) Trustees (Craig Bromley, Deborah C. Jackson, James M. Oates, and Steven R. Pruchansky) to serve for a three-year term ending at the 2019 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
Deborah C. Jackson	9,392,008.000	161,650.000
James M. Oates	9,396,849.000	156,809.000
Steven R. Pruchansky	9,389,951.000	163,707.000
Non-Independent Trustee
James R. Boyle	9,388,270.000	165,388.000
Craig Bromley	9,394,236.000	159,422.000

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Peter S. Burgess, William H. Cunningham, Grace K. Fey, Theron S. Hoffman, Hassell H. McClellan, Gregory A. Russo, and Warren A. Thomson.